[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 2013
DIVISION OF TRADING & MARKETS

SECURITII N

13025467

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-~~66210~~ 37689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/12 (MM/DD/YY) AND ENDING 04/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rhodes Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 West 7th Street, Suite 1000
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 North Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Gordon Rhodes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rhodes Securities, Inc., as of April 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN RUTH ZEHNTNER
Notary Public, State of Texas
My Commission Expires
January 26, 2015

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHODES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED APRIL 30, 2013

RHODES SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

Independent Auditor's Report

To the Board of Directors
Rhodes Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc., as of April 30, 2013, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhodes Securities, Inc. as of April 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
June 21, 2013

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2013

ASSETS

Cash and cash equivalents	$	251,161
Receivable from broker-dealers and clearing organizations		510,606
Property and equipment, at cost, net of accumulated depreciation and amortization of $188,897		62,864
Related party receivables		46,849
Deferred income tax assets		47,623
Other assets		35,033
	$	954,136

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	558,779
Income taxes payable-current		4,718
Total liabilities		563,497
Stockholder's equity:		
Preferred stock, no par value, 5,000,000 shares authorized, no shares of Series 1 issued or outstanding. Redeemable at discretion of Company for $1 per share; dividends paid at discretion of Board of Directors		--
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued, 90,000 shares outstanding, and 9,000 shares held in treasury		21,000
Additional paid-in capital		33,100
Less: Treasury stock, at cost		(76,401)
Retained earnings		412,940
Total stockholder's equity		390,639
	$	954,136

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Income (Loss)
For the Year Ended April 30, 2013

Revenues:	
Commissions	$ 2,923,587
Margin interest	97,263
Interest income	103,157
Other	105,908
	3,229,915
Expenses:	
Commissions paid to registered representatives	2,308,582
Compensation of officers and employees	511,917
Commissions and clearance paid all other brokers	152,286
Communications	31,521
Occupancy and equipment costs	99,451
Promotional costs	60,628
Regulatory fees and expenses	54,826
Other	99,656
	3,318,867
Net income (loss) before income taxes	(88,952)
Provision (benefit) for income taxes	(16,453)
Net income (loss)	$ (72,499)

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2013

	Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, April 30, 2012	$ --	$ 21,000	$ 33,100	$ (76,401)	$ 535,439	$ 513,138
Dividends					(50,000)	(50,000)
Net income (loss)	--	--	--	--	(72,499)	(72,499)
Balance, April 30, 2013	$ --	$ 21,000	$ 33,100	$ (76,401)	$ 412,940	$ 390,639

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended April 30, 2013

Balance, April 30, 2012	$	--
Additions		--
Retirements		--
Balance, April 30, 2013	$	--

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2013

Cash flows from operating activities		
Net income (loss)	$	(72,499)
Adjustments to reconcile net income (loss) to net		
cash provided (used) by operating activities:		
Depreciation		17,501
Deferred income tax benefit		(17,796)
Changes in operating assets and liabilities:		
Increase in receivable from broker-dealers and clearing organizations		(99,550)
Increase in other assets		(809)
Decrease in related party receivables		68,491
Increase in accounts payable and accrued expenses		57,815
Decrease in income taxes payable		(1,352)
Net cash provided (used) by operating activities		(48,199)
Cash flows from investing activities		
Furniture and equipment purchases		(56,576)
Net cash provided (used) by investing activities		(56,576)
Cash flows from financing activities		
Dividends paid		(50,000)
Net cash provided (used) by investing activities		(50,000)
Net increase (decrease) in cash and cash equivalents		(154,775)
Beginning cash and cash equivalents		405,936
Ending cash and cash equivalents	$	251,161
Supplemental Disclosures		
Cash paid for:		
Income taxes	$	2,745

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2013

Note 1 - Summary of Significant Accounting Policies

Rhodes Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The exemptive provisions provide that all the funds and securities belonging to customers are handled by a clearing broker-dealer. The Company's main office is located in Ft. Worth, Texas and a branch office is located in Oklahoma City, Oklahoma. Additionally, the Company has several offsite representatives located throughout its market area.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and money market mutual funds. A summary of cash and cash equivalents follows:

Cash	$ 165,869
Money market mutual funds	85,292
	$ 251,161

Revenue Recognition and Receivables

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivables from broker-dealers and clearing organizations are with the Company's clearing broker-dealer which is located in Richmond, Virginia. These receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Property and Equipment

Property and equipment are recorded at cost and consist of furniture, office equipment and leasehold improvements. Depreciation and amortization are computed using the straight-line method over estimated useful lives of 5 to 7 years for furniture and equipment and over the lease term of 5 years for leasehold improvements.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are

Note 1 - Summary of Significant Accounting Policies, continued

Income Taxes, continued

derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At April 30, 2013, the Company had net capital of approximately $190,742 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.95 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment at April 30, 2013 consists of the following:

Furniture	$ 68,686
Equipment	69,522
Leasehold improvements	113,553
	251,761
Less accumulated depreciation and amortization	(188,897)
	$ 62,864

Depreciation expense aggregated $17,501 in 2013.

Note 5 - Income Taxes

The provision for income taxes consists of the following:

Current		
State income tax expense	$	1,343
Deferred income tax expense (benefit)		(17,796)
Total tax expense (benefit)	$	(16,453)

Deferred income tax assets:		
Accrued liabilities (phantom stock)	$	9,520
Net property and equipment		15,877
Net operating loss carryforward for federal income taxes		22,226
	$	47,623

Deferred income taxes are primarily due to differences in the basis of property and equipment, and in phantom stock award liabilities between financial and income tax reporting, and a net loss carryforward for federal income taxes. Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to club dues, meals and entertainment and because of temporary differences reversing at lower rates than which they were recorded.

Net operating losses carried forward are available to offset future taxable income. Amounts and expirations dates follow:

2031	$	25,534
2033		39,837
	$	65,371

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 6 - Defined Contribution Plan

The Company has a qualified 401(k) and profit sharing plan which covers all employees meeting certain eligibility requirements. Employees may contribute as much as 20% of their compensation up to a maximum of $16,500 to the plan. The Company may make matching 401(k) contributions or profit sharing contributions at its sole discretion. The Company made matching contributions and incurred administrative fees aggregating $44,409 for the year ended April 30, 2013.

Note 7 - Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. This activity may expose the Company to off balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Management was neither aware, nor had it been notified of any potential indemnification loss at April 30, 2013.

The Company leases office facilities under a noncancelable operating lease entered into June 13, 2012 and expiring in May 2016. The lease requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows:

Year Ending April 30,	
2014	$ 66,849
2015	67,218
2016	71,280
2017	5,971
	$ 211,318

Rent expense relating to office facilities was approximately $47,881 for the year ended April 30, 2013, which is net of month-to-month rents charged to registered representatives and Rhodes Investment Advisors, Inc. ("RIA") totaling approximately $28,000 (also see Note 8).

The Company granted an officer/employee 10,000 phantom shares of its common stock under a Phantom Stock Ownership Agreement ("the Agreement"), effective August 31, 2006. The Agreement provides such employee a means to participate in any appreciation in value of the Company without the employee holding any direct or indirect ownership interest in the Company. The Company agrees to pay the employee an amount equal to the difference in the value of the phantom shares at the end of the calendar quarter immediately before a triggering event and the value of the phantom shares set forth in the Agreement ($66,250). A triggering event is defined as the employee's termination from service (other than for cause), a change in control of the Company, or the employee's disability.

The difference between the fair value of phantom shares and the value of the phantom shares set forth in the Agreement is $28,000 at April 30, 2013 and is reflected in accounts payable and accrued liabilities in the accompanying financial statements. The increase in such liability of $26,700 during the year ended April 30, 2013 is reflected as additional compensation of officers and employees in the statement of income. No triggering events have occurred through June 21, 2013.

Note 8 - Related Party Transactions

Investment advisory fees earned are reported as revenue of RIA an investment advisor registered with various states including Texas. The Company also provides general and administrative support to RIA under an expense sharing agreement. Expenses allocated and billed to RIA aggregated approximately $838,574 for the year ended April 30, 2013 and have been reported as reductions of various expenses in the statement of income (loss) (also see Note 7).

Note 8 - Related Party Transactions, continued

An unsecured, non-interest bearing receivable from RIA aggregating $42,354 at April 30, 2013 is shown as related party receivables in the accompanying statement of financial condition.

The Company also has unsecured, noninterest bearing receivables from sales representatives aggregating $4,495 at April 30, 2013 which are shown as related party receivables in the accompanying statement of financial condition.

Supplementary Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

April 30, 2013

Schedule I

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2013

Computation of Net Capital

Total ownership equity qualified for net capital		$ 390,639
Deductions and/or charges		
Non-allowable assets:		
Non-allowable receivable	$ 5,822	
Property and equipment	62,864	
Related party receivables	46,849	
Deferred income tax assets	47,623	
Other assets	35,033	(198,191)
Net capital before haircuts on securities positions		192,448
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual funds		1,706
Net capital		$ 190,742

Aggregate Indebtedness

Items included in statement of financial condition:	
Accounts payable and accrued liabilities	$ 558,779
Income taxes payable	4,718
Total aggregate indebtedness	$ 563,497

Schedule I (continued)

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2013

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 37,585
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 140,742
Excess net capital at 1000%	$ 134,392
Ratio: Aggregate indebtedness to net capital	2.95 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

RHODES SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of April 30, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended April 30, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Rhodes Securities, Inc.

In planning and performing our audit of the financial statements of Rhodes Securities, Inc. (the "Company"), as of and for the year ended April 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
June 21, 2013

Independent Accountant's Report on

The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended April 30, 2013

CF ACCOUNTANTS CONSULTANTS

<u>INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5</u>

To the Board of Directors
Rhodes Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2013, which were agreed to by Rhodes Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Rhodes Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Rhodes Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2013 with the amounts reported in Form SIPC-7 for the year ended April 30, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
June 21, 2013

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended April 30, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-037689 FINRA APR 6/5/1987
RHODES SECURITIES INC
FORT WORTH CLUB BUILDING
306 WEST 7TH STREET
STE 1000
FORT WORTH, TX 76102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marilyn Zehntner 817-334-0455

2. A. General Assessment (item 2e from page 2) $ 4,865

   B. Less payment made with SIPC-6 filed (exclude interest) (2,436)

   11-26-12
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 2,429

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,429

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,429

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rhodes Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP/COO/CCO
(Title)

Dated the 12 day of June, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning May, 2012
and ending April, 2013

Item No. | **Eliminate cents**

Item	Description	Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,229,917
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	199
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	199
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,051,669
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	152,286
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	(Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 80,234	
	Enter the greater of line (i) or (ii)	80,234
	Total deductions	1,284,189
2d.	SIPC Net Operating Revenues	$ 1,945,927
2e.	General Assessment @ .0025	$ 4,865
		(to page 1, line 2.A.)